06.30.13

SEMI-ANNUAL REPORT

THANK YOU…for choosing the Ancora Mutual Funds. We have built the Ancora Funds to be unique and to capitalize on the evolving opportunities of the investment landscape. Our management style has centered on building long-term success for our clients and is applied to the management of all of our funds. Our Mutual Fund managers are the principals of the Fund's Investment Adviser and are the original architects of the Mutual Funds they manage. While no mutual fund can guarantee performance, the Ancora Funds do promise that our investment decisions will be based upon dedicated research and careful execution. An Ancora Financial Advisor is at your disposal regardless of the size of your investment.

PERSONAL ASSISTANCE

1-866-6AN-CORA
Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

ONLINE ACCOUNT MANAGEMENT

www.ancora.net
Manage your personal account of Ancora Funds online.



ANCORA FUNDS

TABLE OF CONTENTS

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

LETTER TO SHAREHOLDERS



Richard A. Barone
Chairman

Brief Commentary

After riding a wave of liquidity through the first quarter, equity markets slowed their advance in the face of increasing interest rates. The S&P 500 Index settled higher with a total return of 13.3% for the first half of the year, with most of the gains coming in the first five months.

A modestly improving economy was partially responsible for the stock market gains, but it was mostly fueled by the continued easy money policies of the Federal Reserve Bank. This became very apparent as the market slid at the end of May in response to a hint from Ben Bernanke that the Fed may begin to taper the size of its quantitative easing sometime later this year.

For the first time in recent years, bond prices have moved lower. For the first half of 2013, returns for intermediate maturity investment grade bonds were in range of -1.6% with most of the decline coming in the second quarter. The ten year Treasury Note which was at a yield of 1.6% in early May, rose to over 2.6% by late June.

We expect that the equity markets may be more volatile for the balance of the year as investors scrutinize the Fed's potential tapering. While the economy is showing some signs of improvement here and in Europe, there are still some headwinds to much faster growth. In addition, recent data from retailers show that consumers remain under pressure, higher mortgage rates may impact housing, corporate outlooks were cautious, and slowing emerging markets could present a challenge.

The Ancora Income Fund

Recent increases in interest rates and corresponding declines in the bond index have tended to cloud our recollection of the first six months of 2013 in which fixed income securities held its own. During the first half of 2013 the Barclay's Aggregate Bond Index produced a negative return of 2.4% while the Ancora Income Fund Class C shares declined 0.3% and the Class I shares returned 0.0%. Our Fund seeks to provide high total returns consistent with a portfolio composed primarily of investment grade securities.

Among the strategies employed by the Ancora Income Fund is the purchase of closed-end investment company income shares. We look for those investment companies which trade at discounts to their underlying asset values. Over the years, we have found that in periods when the outlook for bond prices is positive and investors scramble to lock up yields, the discounts tend to narrow. The investment companies in our portfolio, then, are able to capture not only the return of rising bond prices, but the additional return associated with narrowing discounts. Although these investment company shares performed well in the first half of the year, by June 30 we reduced our exposure as discounts appeared relatively small in the context of their historical levels.

As was the case for all of 2012, floating rate and short maturity debt underperformed the market during the first half of 2013, but have held their value during the bond market decline in recent weeks.

Ancora Equity Fund

As we approach our tenth anniversary the Ancora Equity Fund has nearly tracked the blended index consisting of large capitalization growth and value corporations. For the first half of 2013 the Ancora Equity Fund Class C and Class I shares produced returns of 12.9% and 13.2% respectively. The S&P index rose 13.3% during this same period.

Our investments in the Healthcare and Financial Service industries continued to propel our performance forward while the Energy and Industrial sectors have tended to moderate our results. Companies such as Abbott Labs, Celgene, Amerprise , J.P. Morgan and Legg Mason helped our overall performance while Alcoa, Apache and General Electric tended to moderate our results.

Our significant positions in technology were a mixed bag, but we continue to believe in a bright future for selected companies focused on increasing productivity throughout the American Economy.

Ancora /Thelen Small Mid Cap Fund

The Ancora Thelen Small Mid Cap Fund began in early January. The Fund was up 11.9% and 12.4% for the Class C and Class I shares through June 30, 2013. This compares to a 12.5% return for the Russell 2500 over the same period. The slight underperformance over the first six months was due almost entirely to the drag on performance early in the year caused by holding cash balances while the initial fund inflows were being invested. The market was up very strongly during the first two weeks of January as the Federal Government averted mandatory budget cuts and tax increases that may have pushed the economy into recession again. Absolute and relative performance has improved as the Fund became fully invested. Performance for the three months ended June 30, 2013 for the Class C and Class I shares were 3.8% and 4.0%, respectively, versus 2.3% for the Russell 2500.

LETTER TO SHAREHOLDERS (CONTINUED)

The largest contributors to performance were Krispy Kreme Doughnuts, Inc., Liberty Ventures and Telular Corporation. Krispy Kreme Doughnuts, an international owner, operator and franchisor of doughnut shops, reported very strong operating results. These results have been driven by very positive new product introductions and consumer acceptance of its expanded beverage program. Liberty Ventures, a tracking stock that owns certain equity investments of Liberty Media Corporation, including online travel companies, Expedia, Inc. and Tripadvisor, Inc., advanced during the first half of the year due to strong performance in most of its holdings and increasing visibility for the company. Telular Corporation, a provider of wireless services for remote security monitoring and asset tracking services for residential and industrial applications, announced it was going to be acquired by Avista Capital partners in late April. The purchase price of $12.61 represented a 31% premium to the previous day's trading close.

The largest disappointment was ADT Corporation, the provider of home and business security services. The company was a recent spinoff from Tyco Corporation. After a strong initial run, the stock came under pressure as concerns grew about new entrants in the security monitoring business, particularly cable operators.

Overall, we will continue to focus on finding opportunities due to corporate restructurings, companies underfollowed by Wall Street, or franchise companies that are temporarily mispriced. Due to corporate activism, rise of Exchange Traded Funds (ETF) and the continuing decline in large Wall Street brokerage houses, these areas should continue to provide attractive investments.

Ancora Micro Cap Fund
During the first half of 2013 the microcap sector continued to be one of the strongest areas of the market as evidenced by the 18.3% gain of the Russell MicroCap index. Despite having modest cash reserves of approximately 10%, the Ancora Microcap Fund reasonably kept pace being up 17.4% and 18.0% for the Class C and Class I shares, respectively. The Fund's performance was led by strong recoveries of over 100% in several stocks whose valuations had been severely depressed last year including Albany Molecular, Medical Action Inds. and Lannett, all of which have recently shown improving fundamental

Of course some other stocks in the portfolio which had performed well in 2012 failed to live up to some investors expectations and fell back somewhat in price during the first half of the year, including Kimball, Freightcar America and Vaalco Energy These stocks continue to be reasonably valued and to offer future potential.

Despite the strong advance of the MicroCap sector during the first half of the year, the sector continues to offer opportunities in many inefficiently followed and undervalued situations.

Ancora Special Opportunities Fund
The Ancora Special Opportunity fund seeks out investments which we believe are undergoing or about to undergo meaningful changes in strategies, product or service acceptance in the marketplace and/or balance sheet restructuring. Oftentimes these companies are targets for acquisition or liquidation. Since Companies undergoing these changes cut across all market capitalizations our Fund has very little correlation with any known index. Mutual Fund analysts such as Morningstar and Lipper place us in the small cap value category which clearly does not correspond to our weighted market capitalization. Although we use the Wilshire 5000 for comparative purposes, even that index is dominated by large capitalization companies and does not represent the general makeup of our portfolio.

Sincerely,

Richard A Barone
Chairman

ANCORA'S LEGACY

Ancora Advisors was incorporated in 2003, although its lineage dates back to 1973 when Richard Barone founded The Maxus Investment Group. In 1985, the original Maxus Mutual Fund was founded and in the mid 1990's the Maxus Investment Group merged with Gelfand Partners. Since the acquisition of Maxus by a well-known regional bank in early 2001, many of the former principals have reunited "Once Again". In January 2004, the Ancora Family of Funds commenced operation and, as we have done in the past, we will again strive to build long-term success for our clients.

FUNDS	TICKER SYMBOL	INCEPTION DATE
ANCORA INCOME FUND		
CLASS C	ANICX	1/5/2004
CLASS I	AAIIX	1/5/2004
ANCORA EQUITY FUND		
CLASS C	ANQCX	1/5/2004
CLASS I	ANQIX	1/5/2004
ANCORA/THELEN SMALL MID CAP FUND		
CLASS C	AATCX	1/2/2013
CLASS I	AATIX	1/2/2013
ANCORA MICROCAP FUND		
CLASS C	ANCCX	9/2/2008
CLASS I	ANCIX	9/2/2008
ANCORA SPECIAL OPPORTUNITY FUND		
CLASS C	ANSCX	1/5/2004
CLASS I	ANSIX	1/5/2004

Distinguishing Features of Ancora:

Consistent investment process:

Each portfolio manager applies a consistent investment philosophy and process to building and managing the funds. We employ in-house research to identify companies we believe are currently trading at a substantial discount to what we consider to be their underlying business value.

Do not over-diversify:

Our portfolios generally hold a smaller number of stocks in the portfolio (25-60 stocks, for example, rather than 100-150) which is important to our investment philosophy. By building focused portfolios, our managers' best ideas can have a meaningful impact on investment performance.

Client Focus

Our commitment to our clients is to help them reach their financial objectives by making investments in our people and technology, maintaining high standards of excellence in performance, ethics and accuracy, and to always keep our clients' interests above all others.

Independence and Stability

As an employee-owned, full-service investment firm that has operated privately since our founding, we have the independence and objectivity to focus on what we believe is best for our clients.

Experienced Investment Team

Our investment management team consists of several senior professionals involved in both equity and fixed-income management. Our professional staff averages in excess of twenty years of investment experience.

ANCORA
INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$24.1 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANICX
CLASS I – AAIIX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of June 30, 2013

ANCORA INCOME FUND

INVESTMENT STRATEGY

■ Portfolio invests primarily in investment grade, income-producing securities, including securities of closed end funds having portfolios consisting primarily of income-producing securities.

■ To preserve investor's capital through its active participation in the market.

■ Seeks to optimize return potential while maintaining moderate risk exposure

■ Utilizes bonds from well-established corporations and government agencies

■ Seeks to add value by actively managing duration

■ Sell discipline helps to manage risk

INVESTOR PROFILE

■ This Fund may be suitable for investors who seek to maximize current income from a high quality investment portfolio.

Six Months Ended 06/30/13

Best Performing Securities:

■ Strats Tr Goldman Sachs – 7.5%
■ Special Opportunities Fund – 3.0%
■ PNC Financial Services Group
■ Putnum Premier Income Trust
■ Travel Centers of America

Worst Performing Securities

■ Public Storage Perf X- 5.2%
■ MFS Intermediate Income Trust
■ Western Asset Claymore Inflation-linked
■ MFS Govt Mkts Income
■ Strategic Global Income Fund, Inc.

TOP HOLDINGS: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
MFS Intermediate Income Trust	4.8%
The GDL Fund – 7.00%	4.6%
Gabelli Dividend & Income – 5.875%	3.9%
General American Investors Co Pfd -5.95%	3.7%
MVC Capita B - 7.25%	3.2%
Public Storage Perf X- 5.2%	3.1%
Strategic Global Income Fund, Inc.	2.9%
Special Opportunities Fund – 3%	2.6%
Kayne Anderson – 4.25%	2.6%
Citigroup Pfd R - 6.10%	2.6%

SECTOR DIVERSIFICATION: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Traditional Preferred	8.33%
Direct Trust Certificates	34.85%
Third Party Bond Trust Certificates	7.82%
Closed-End Income Funds	12.95%
Closed-End Fund, Senior Securities	17.24%
REIT Preferred Shares	17.47%
Money Market Securities	0.65%
Other	0.69%

TOTAL RETURNS: JUNE 30, 2013 [d]

	YTD 2013	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP YTD[a]
ANCORA INCOME FUND - C[b]	-0.28%	2.17%	6.65%	7.36%	4.94%
ANCORA INCOME FUND - I[b]	0.00%	2.73%	6.99%	7.67%	5.22%
BARCLAY's AGG. INDEX[c]	-2.44%	-0.69%	3.51%	5.19%	4.70%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.



Growth of a $1,000,000 Investment

Ancora Income Fund - Class I   Barclay Agg. Index

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS (unaudited)

SHARES		VALUE	% NET ASSETS
	Traditional Preferred		
10,000	Aspen Insurance - 7.25%	$ 262,500	
12,000	Bank of New York Mellon C- 5.2%	284,040	
12,000	Charles Schwab Pfd B - 6%	304,440	
25,000	Kayne Anderson - 4.25%	632,250	
10,000	PartnerRe - 5.875%	237,300	
12,000	Wells Fargo P - 5.25%	282,600	
	TOTAL TRADITIONAL PREFERRED (Cost $2,031,024)	2,003,130	8.33%
	Corporate Bond Trust Certificates		
	Direct Trust Certificates		
25,000	Citigroup Pfd R - 6.10%	624,750	
30,000	MVC Capital B - 7.25%	757,200	
12,000	Dynex - 7.625%	296,160	
10,000	Aviva Plc Cap Sec - 8.25%	272,900	
12,000	American Finl Group - 5.75%	296,520	
13,000	Affiliated Managers Group - 5.25%	328,900	
10,000	Aflac - 5.5%	248,000	
15,000	Ares Capital - 5.875%	371,703	
12,000	Duke Energy - 5.125%	294,840	
12,000	Entergy Arkansas - 4.75%	260,280	
10,000	Entergy LA - 4.7%	212,900	
2,200	Medley Capital - 6.125%	53,900	
12,000	Qwest - 6.125%	289,200	
12,000	Saratoga Investment - 7.50%	301,200	
18,000	Hercules Technology Growth - 7.0%	468,000	
15,000	Merrill Lynch - 7.0%	376,650	
19,500	Protective Life - 6.0%	484,575	
25,000	Prudential Financial Jr Sub Nts - 5.70%	607,500	
15,000	Privatebancorp - 7.125%	389,250	
16,519	Torchmark 5.875%	407,193	
15,000	Selective Insurance Group - 5.875%	345,900	
12,000	W.R. Berkley - 5.625%	280,320	
17,000	Stanley Black & Decker - 5.75%	415,820	
		8,383,661	34.85%
	Third Party Bond Trust Certificates		
12,400	CBTCS Duke - 7.875%	322,078	
29,500	Lehman Fed Ex - 7.75%	314,272	
21,267	Preferredplus Trust Verizon - 7.625%	553,776	
34,000	Strats Tr Goldman Sachs - 7.5%	579,700	
5,500	Strats Walmart Stores (a)	111,540	
		1,881,366	7.82%
	TOTAL CORPORATE BOND TRUST CERTIFICATES (Cost $10,240,716)	10,265,027	42.67%
	Investment Companies		
	Closed-End Income Funds		
5,000	John Hancock Patriot Premium Dividend	66,300	
100,000	MFS Govt Mkts Income	599,000	

*See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued) (unaudited)

SHARES		VALUE	% NET ASSETS
	Closed-End Income Funds (continued)		
200,000	MFS Intermediate Income Trust	1,150,000	
75,000	Strategic Global Income Fund, Inc.	706,500	
50,000	Western Asset Claymore Inflation-Linked Opportunity & Income Fund	593,000	
		3,114,800	12.95%
	Closed-End Funds, Senior Securities		
37,000	Gabelli Dividend & Income - 5.875%	926,624	
35,000	General American Inv Co Pfd - 5.95%	885,500	
12,000	Special Opportunities - 3%	636,120	
22,000	The GDL Fund - 7.00 %	1,104,402	
10,000	Tortoise Energy - 4.375%	91,700	
50,000	Tortoise Energy - 3.95%	501,500	
		4,145,846	17.24%
	TOTAL INVESTMENT COMPANIES (Cost $7,235,480)	7,260,646	30.19%
	REIT Preferred Shares		
20,000	Apollo Coml Real Estate - 8.625%, Series A	531,000	
10,000	Apollo Invts Corp - 6.875%	246,500	
32,000	Public Storage Pref X - 5.2%	744,000	
12,000	Chesapeake Lodging - 7.75%, Series A	307,800	
15,000	Commonwealth Reit - 6.50%, Series D	345,750	
12,000	Entertainment Properties - 6.625%, Series F	295,320	
10,000	LaSalle Hotel Pptys Pfd - 7.50% Series H	260,000	
4,000	Pebblebrook Hotel - 6.50% Series C	96,600	
3,000	PS Business Pks - 5.75% Series U	70,050	
5,000	Summit Hotel Properties - 7.875%, Series B	129,500	
10,000	Summit Hotel Properties - 9.25%, Series A	263,100	
17,000	Vornado Realty - 5.7%, Series K	381,140	
20,000	Winthrop Rlty - 9.25%, Series D	532,600	
	TOTAL REIT PREFERRED SHARES (Cost $4,070,292)	4,203,360	17.47%
	Money Market Securities		
156,585	First American Government Obligations		
	Class Y, 0.02% (b) (Cost $156,585)	156,585	
		156,585	0.65%
	TOTAL INVESTMENTS (Cost$23,734,097)	23,888,748	99.31%
	Other Assets in Excess of Liabilities	166,203	0.69%
	TOTAL NET ASSETS	$ 24,054,951	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Variable rate security

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of June 30, 2013.

ANCORA
EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA EQUITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$10.0 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANQCX
CLASS I – ANQIX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of June 30, 2013

INVESTMENT STRATEGY

■ Invests in publicly traded equity securities or securities convertible into equity securities of companies that are leaders in their industry or have products or services which have dominance in the marketplace.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Large capitalization stocks should benefit over the next several years from recent tax legislation.

■ Large cap stocks and other market leaders are now trading at low levels relative to historic valuations. The weaker dollar helps the profitability of these companies, as many of them tend to have large overseas operations.

Six Months Ended 06/30/13

Best Performing Securities:
■ Celgene
■ Abbott Laboratories
■ Microsoft
■ Ameriprise Financial
■ Boulder Total Return Fund, Inc.

Worst Performing Securities:
■ Qualcomm
■ Caterpillar Inc.
■ Freeport-McMoRan Copper & Gold
■ EMC
■ Alcoa, Inc

TOP HOLDINGS: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Celgene	5.8%
Boulder Total Return Fund, Inc.	5.5%
Tri Continental Corp.	5.4%
EMC	4.7%
Microsoft.	4.1%
Ameriprise Financial	4.0%
International Business Machines	3.8%
Corning, Inc.	3.5%
Apache Corp.	3.3%
Legg Mason	3.1%

SECTOR DIVERSIFICATION: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Basic Materials	4.66%
Energy	5.22%
Financial	12.56%
Health Care	18.71%
Industrial Goods	5.71%
Machinery & Equipment	5.63%
Entertainment & Media	1.89%
Technology	23.26%
Investment Companies	16.00%
Money Market Securities	6.54%
Other	(0.18)%

TOTAL RETURNS: JUNE 30, 2013 [d]

	YTD 2013	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP YTD[a]
ANCORA EQUITY FUND - C[b]	12.85%	18.33%	12.17%	4.15%	4.60%
ANCORA EQUITY FUND - I[b]	13.23%	18.98%	12.74%	4.67%	5.03%
S&P 500 INDEX[c]	13.34%	20.07%	18.28%	6.91%	6.09%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA EQUITY FUND

SCHEDULE OF INVESTMENTS (unaudited)

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Basic Materials		
35,000	Alcoa, Inc	$ 273,700	
7,000	Freeport-McMoRanCopper & Gold	193,270	
		466,970	4.66%
	Energy		
4,000	Apache Corp.	335,320	
3,000	Helmerich & Payne, Inc.	187,350	
		522,670	5.22%
	Financial Services		
5,000	Ameriprise Financial	404,400	
10,000	Bank of New York Mellon	280,500	
5,000	JP Morgan Chase	263,950	
10,000	Legg Mason	310,100	
		1,258,950	12.56%
	Health Care		
5,000	Abbott Labratories	174,400	
5,000	AbbVie	206,700	
3,000	Baxter International	207,810	
5,000	Celgene	584,900	
3,000	Novartis	212,130	
4,949	Zoetis, Inc	152,875	
5,000	Pfizer	140,050	
5,000	Teva Pharmaceutical Industries ADR	195,850	
		1,874,715	18.71%
	Industrial Goods		
25,000	Corning, Inc.	355,750	
10,000	ABB Ltd. ADR (c)	216,600	
		572,350	5.71%
	Machinery and Equipment - 6.97%		
3,000	Parker Hannifin Corp.	286,200	
12,000	General Electric Co.	278,280	
		564,480	5.63%
	Entertainment & Media		
3,000	Walt Disney Co.	189,450	
		189,450	1.89%
	Technology		
20,000	EMC (a)	472,400	
5,000	Ebay (a)	258,600	
10,000	Cisco Systems	243,350	
2,000	International Business Machines	382,220	
12,000	Microsoft	414,540	
5,000	Qualcomm	305,450	
3,000	Thermo Fisher Scientific (a)	253,890	
		2,330,450	23.26%
	TOTAL COMMON STOCK (Cost $5,480,797)	7,780,035	77.64%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued) (unaudited)

SHARES		VALUE	% NET ASSETS
	Investment Companies		
35,500	Madison Claymore Covered Call & Equity Strategy Fund	281,515	
26,000	Boulder Total Return Fund, Inc.	550,420	
45,000	Liberty All Star Equity Fund	234,000	
30,000	Tri Continental Corp.	537,000	
	TOTAL INVESTMENT COMPANIES (Cost $1,173,568)	1,602,935	16.00%
655,077	First American Government Obligations Fund-		
	Class Y, 0.02%, ($655,077) (b)	655,077	6.54%
	TOTAL INVESTMENTS (Cost $7,309,442)	10,038,047	100.18%
	Liabilities in Excess of Other Assets	(17,554)	(0.18%)
	TOTAL NET ASSETS	$ 10,020,493	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of June 30, 2013.

(c) ADR - American Depository Receipt

ANCORA/THELEN
SMALL MID CAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Dan Thelen
Director of Small/Mid Cap Equity, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
23 Years

Daniel G. Thelen joined Ancora in September of 2012. He is the Director of Small/Mid Cap investment products, including the Ancora/Thelen Small Mid Cap Mutual Fund. He also has responsibilities for separately managed accounts in these strategies.

Dan began his investment career in 1990 in Price Waterhouse's Valuation Services Group. Here he performed due diligence and valuation work on divestitures and spinoffs of businesses held within larger public companies. In 1996 he moved to Loomis Sayles & Company to become an analyst on the small cap value team housed in their Detroit office. He was promoted in 2000 to portfolio manager. Dan was a co-portfolio manger from 2000 to 2011 on the small cap value product and the lead portfolio manager on the Small Mid Cap product. Dan retired from Loomis in 2011.

Dan received a BA and MBA from Michigan State University. He is a Chartered Financial Analyst and holds Series 7 and 63 licenses.

FUND STATISTICS:

_____

NET ASSETS:

$30.65 MILLION*

_____

INCEPTION DATE:

January 2, 2013

_____

TICKERS:

CLASS C – AATCX
CLASS I – AATIX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of June 30, 2013

INVESTMENT STRATEGY

■ The fund seeks to own undervalued stocks of fundamentally sound companies in the Small-Mid Cap (SMID) sized company capitalization range. Ancora defines SMID as companies with market caps between $100 million and $10 Billion. Ancora focuses on this range because we believe it affords the greatest opportunity to select under appreciated stocks. From this universe we focus on finding stocks in three alpha producing buckets.

FUND STRATEGY

■ Historically, we have generated alpha by focusing on stocks that fall into the following three buckets:

1. Underfollowed stocks – those having two or less Wall Street Analysts writing research on the company
2. Franchise stocks – Companies with unique competitive advantages that are temporarily mispriced
3. Special situations – Companies experiencing some type of corporate restructuring

■ As a result of determining that these areas are the source of most alpha generation, we spend the great majority of our time identifying and evaluating these types of companies and construct portfolios accordingly.

Six Months Ended 06/30/13

Best Performing Securities:

■ Liberty Media Corp.
■ Lifeway Foods, Inc.
■ Krispy Kreme Doughnuts, Inc.
■ Men's Warehouse Inc.
■ Liberty Interactive Corp.

Worst Performing Securities:

■ QEP Resources, Inc.
■ Whitewave Foods Co.
■ Nacco Industries, Inc.
■ Demand Media, Inc.
■ ADT Corp.

TOP HOLDINGS: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Zep, Inc.	4.5%
Tribune Co.	4.3%
Liberty Ventures	4.2%
TFS Financial Corp.	3.5%
QEP Resources, Inc.	3.4%
ADT Corp.	3.3%
Forestar Group, Inc.	3.3%
Krispy Kreme Doughnuts, Inc.	2.9%
Liberty Interactive Corp.	2.4%
Ascent Capital Group, Inc.	2.4%

SECTOR DIVERSIFICATION: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Basic Materials	6.50%
Consumer Products & Services	18.51%
Financial	17.44%
Healthcare	0.01%
Industrial Goods	5.72%
Services	39.44%
Technology	2.95%
Money Market Securities	10.37%
Other	(0.95)%

TOTAL RETURNS: JUNE 30, 2013 [d]

NAME	YTD 2013	ONE MONTH	THREE MONTH	INCEP YTD[a]
ANCORA/THELEN SMALL MID CAP FUND - C[b]	n/a	-0.80%	3.80%	11.90%
ANCORA/THELEN SMALL MID CAP FUND - I[b]	n/a	-0.71%	3.98%	12.40%
RUSSELL 2500 INDEX	n/a	-1.09%	2.28%	12.53%

a) Inception data reflects the annualized return since 01/02/13.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through June 30, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS (unaudited)

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Basic Materials		
15,870	Cloud Peak Energy, Inc.	$ 261,538	
3,400	Asland, Inc.	283,900	
3,630	Royal Gold, Inc.	152,750	
37,160	QEP Resources, Inc.	1,032,305	
5,420	The Scotts Miracle-Gro Co.	261,840	
		1,992,333	6.50%
	Consumer Products & Services		
11,650	AT Cross Co.	197,468	
8,870	Beam, Inc.	559,785	
10,916	Dean Foods Co. (a)	109,378	
14,170	Hilshire Brands Co.	468,744	
7,185	Hyster-Yale Materials Handling, Inc.	451,145	
31,130	Lifetime Brands, Inc.	422,745	
28,530	Lifeway Foods, Inc.	495,281	
3,597	Mead Johnson Nutrition Co.	284,954	
30,295	Nautilus, Inc.	263,263	
12,420	Post Holdings, Inc.	542,256	
3,000	Sequentiral Brands Groups, Inc. (a)	18,300	
24,978	Whitewave Foods Co. (a)	405,892	
3,971	Whitewave Foods Co. - Cl B (a)	60,359	
88,120	Zep, Inc	1,394,940	
		5,674,510	18.51%
	Financial		
7,434	Alexander & Baldwin, Inc.	295,502	
11,400	Ambac Financial Group, Inc. (a)	271,662	
19,652	Corvel Corp.	575,214	
51,220	Forestar Group, Inc.	1,027,473	
26,250	Blackhawk Network Holdings Inc. (a)	609,000	
25,025	Rouse Properties, Inc. (a)	490,991	
94,430	TFS Financial Corp. (a)	1,057,616	
21,200	ING U.S., Inc (a)	573,672	
25,990	Western Union Co.	444,689	
		5,345,819	17.44%
	Healthcare		
50	Utah Medical Products, Inc.	2,715	
		2,715	0.01%
	Industrial Goods		
22,890	Daktronics, Inc.	234,851	
6,455	John Bean Technologies Corp.	135,620	
64,430	Manitex International, Inc. (a)	705,509	
7,401	Nacco Industries, Inc.	423,929	
1,500	Timko Co	84,420	
8,582	Tower International, Inc. (a)	169,838	
		1,754,167	5.72%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued) (unaudited)

SHARES		VALUE	% NET ASSETS
	Services		
25,810	ADT Corp.	1,028,529	
5,115	AMC Networks, Inc. (a)	334,163	
9,422	Ascent Captial Group, Inc. (a)	735,576	
15,060	CST Brands, Inc (a)	463,999	
2,000	Dex Media, Inc (a)	35,140	
47,900	Digital Generation, Inc (a)	353,023	
11,198	Einstein Noah Restaurant Group, Inc.	159,012	
61,908	Harte-Hanks, Inc.	532,409	
11,962	John Wiley & Sons, Inc.	479,557	
51,350	Krispy Kreme Doughnuts, Inc. (a)	896,058	
32,640	Liberty Interactive Corp. (a)	751,046	
3,290	Liberty Media Corp. (a)	417,040	
15,150	Liberty Ventures (a)	1,287,902	
9,900	Matson, Inc.	247,500	
12,190	Men's Warehouse, Inc.	461,392	
14,640	Salem Communications Corp.	109,654	
33,328	Standard Parking Corp. (a)	715,219	
11,500	Starz-Liberty Captial (a)	254,150	
23,100	Tribune Co. (a)	1,314,390	
35,671	Tuesday Morning Corp.	369,908	
21,000	Viad Corp.	514,920	
83,040	United Online, Inc.	629,443	
		12,090,030	39.44%
	Technology		
45,688	Demand Media, Inc. (a)	274,128	
98,400	Cincinnati Bell Inc. New Com (a)	301,104	
5,430	TripAdvisor, Inc. (a)	330,524	
		905,756	2.95%
	TOTAL Common Stock (Cost $25,266,651)	27,765,330	90.58%
	Money Market Securities		
3,180,099	First American Government Obligations Fund		
	Class Y, 0.02%, (Cost $3,180,099)(b)	3,180,099	
		3,180,099	10.37%
	TOTAL INVESTMENTS (Cost $28,446,750)	30,945,429	100.95%
	Liabilities in Excess of Other Assets	(292,702)	(0.95)%
	TOTAL NET ASSETS	$ 30,652,727	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of June 30, 2013.

ANCORA
MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Denis Amato
Chief Equity Officer, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
42 Years

Denis J. Amato began his investment career in 1969 as a portfolio manager in the Trust Department of a major banking institution based in Cleveland, Ohio. There, Mr. Amato managed both pension and profit sharing portfolios. Subsequently he served as the Bank's Research Director and Chief Investment Officer.

Mr. Amato joined Gelfand Partners Asset Management in 1991 as the firm's Chief Investment Officer. Mr. Amato remained the company's lead equity portfolio strategist through the firm's merger with Maxus in 1997. At Maxus, Mr. Amato managed individual high net worth client portfolios as well as the Maxus Ohio Heartland Fund, which focused primarily on the buying and selling of securities in Ohio based companies.

After the sale of the business in January 2001, Mr. Amato served as the Chief Investment Officer for the Bank's Northeast Ohio region. In addition, Mr. Amato continued to manage both individual and institutional portfolios as well as two Mutual Funds.

Mr. Amato has a BBA Magna Cum Laude and MBA from Case Western University. Mr. Amato is a Chartered Financial Analyst and is a former President of the Cleveland Society of Security Analysts.

FUND STATISTICS:

_____

NET ASSETS:

$9.7 MILLION*

_____

INCEPTION DATE:

SEPTEMBER 2, 2008

_____

TICKERS:

CLASS C – ANCCX
CLASS I – ANCIX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of June 30, 2013

INVESTMENT STRATEGY

■ Pursues objective by investing at least 80% of its portfolio in equity securities of companies whose market capitalizations are under $500 million.

FUND POSITIONING

■ In the history of the U.S. stock market, two classes of stock have tended to out-perform the market as a whole; small caps and stocks with a low price to book ratio (commonly called value stocks). The Ancora MicroCap Fund intends to take advantage of this phenomenon by investing in smaller, overlooked companies that trade at a discount to their intrinsic value.

■ Many Micro-cap stocks are currently experiencing a time of depressed price/book valuations relative to historical levels. Recent history has shown (specifically from September 2002 through September 2003) that periods in which micro-cap stocks trade at below-average price/book levels are followed by periods in which micro-cap stocks outperform the broader market.

TOP HOLDINGS: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Albany Molecular Research, Inc.	4.9%
Lannett Co., Inc.	3.1%
Landec Corp.	2.7%
Penford Corp.	2.4%
Callaway Golf Co.	2.4%
Jakks Pacific	2.3%
Medical Action Industries, Inc.	2.3%
Lakeland Industries	2.3%
MVC Capital Inc.	2.3%
John B Sanfilippo & Son	2.2%

SECTOR DIVERSIFICATION: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Basic Materials	6.00%
Consumer Products & Services	24.44%
Corporate Services	7.11%
Energy	2.02%
Financial	9.85%
Healthcare	18.10%
Machinery & Equipment	5.44%
Technology	19.81%
Transportation	0.66%
Money Market Securities	6.87%
Other	(0.31)%

TOTAL RETURNS: JUNE 30, 2013 [d]

NAME	YTD 2013	ONE YEAR	THREE YEAR	INCEP YTD[a]
ANCORA MICROCAP FUND - C[b]	17.35%	23.86%	14.81%	9.15%
ANCORA MICROCAP FUND - I[b]	18.01%	24.85%	15.50%	9.76%
RUSSELL MICROCAP INDEX[c]	18.31%	25.37%	18.28%	7.21%

Six Months Ended 06/30/13

Best Performing Securities:

■ Albany Molecular Research, Inc.
■ Lannet Co., Inc.
■ Medical Action Industries Inc.
■ Penford Corp.
■ Amtech Systems, Inc.

Worst Performing Securities:

■ FreightCar America
■ Kimball International, Inc. Class-B
■ Perma-Fix Environnemental Services
■ Vaalco Energy, Inc.
■ Aviat Networks, Inc.

e) Inception data reflects the annualized return since 09/02/08.
f) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
g) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
h) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through June 30, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS (unaudited)

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Basic Materials		
20,000	Landec Corp (a)	$ 264,200	
17,500	Penford Corp. (a)	234,325	
10,000	Warren Resources Inc (a)	25,500	
4,500	Zoltek Companies, Inc. (a)	58,095	
		582,120	6.00%
	Consumer Products & Services		
4,664	A.T. Cross Co. Class-A (a)	79,055	
35,000	Callaway Golf Co.	230,300	
40,000	Cobra Electronics Corp. (a)	122,000	
10,000	Courier Corp.	142,800	
38,121	Emerson Radio (a)	63,662	
5,000	Hooker Furniture	81,300	
20,000	Jakks Pacific	225,000	
10,549	John B Sanfilippo & Son (a)	212,668	
60,000	Kid Brands (a)	92,400	
15,000	Kimball International, Inc. Class-B	145,650	
47,231	Lakeland Industries (a) (c)	222,930	
15,000	Lincoln Educational Services	79,050	
20,000	Luby's Inc (a)	169,000	
150,000	Mace Security International (a) (c) (d)	65,850	
51,771	Natuzzi, S.P.A. ADR (a)	112,343	
99,800	Perma-Fix Environmental Services (a)	35,928	
5,000	ZAGG, Inc (a)	26,750	
35,879	Stanley Furniture Co. Inc. (a)	143,515	
25,000	Wet Seal (a)	118,000	
4,728	Tandy Brands Accessories, Inc. (a)	2,884	
		2,371,085	24.44%
	Corporate Services		
10,980	RCM Technologies, Inc. (a)	59,621	
65,000	Iteris, Inc. (a)	116,350	
32,500	Hawaiian Holdings, Inc. (a)	198,575	
9,000	Heidrick & Struggles	150,480	
7,500	Nash Finch	165,075	
		690,101	7.11%
	Energy		
7,500	Goodrich Petroleum Corp (a)	96,000	
17,500	Vaalco Energy, Inc (a)	100,100	
		196,100	2.02%
	Financial		
2,000	Phoenix Companies (a)	86,000	
17,500	Trustco Bank (a)	95,200	
17,500	United Insurance Holdings Corp.	122,325	
33,942	Harris & Harris, Inc. (a)	103,184	
7,500	State Auto Financial Corp	136,275	
10,000	Boston Private Financial Holdings Inc.	106,400	
10,000	LNB Bancorp	85,900	
17,500	MVC Capital Inc.	220,325	
		955,609	9.85%

* See accompanying notes which are an integral part of the financial statements

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS (continued) (unaudited)

SHARES		VALUE	% NET ASSETS
	Healthcare		
40,000	Albany Molecular Research, Inc. (a)	474,800	
12,047	Cryolife, Inc. (a)	75,294	
73,392	Digirad Corp. (a)	179,076	
17,470	Heska Corp. (a)	120,368	
7,500	Invacare	107,700	
24,995	Lannett Co., Inc. (a)	297,690	
29,002	Medical Action Industries Inc (a)	223,315	
30,000	RTI Biologics Inc (a)	112,800	
79,878	Theragenics Corp. (a)	165,347	
		1,756,390	18.10%
	Machinery & Equipment		
22,500	Deswell Industries, Inc.	56,023	
4,500	FreightCar America	76,455	
11,040	Lawson Products, Inc.	141,754	
12,500	Lydall, Inc. (a)	182,500	
9,000	Perceptron, Inc. (a)	71,010	
		527,742	5.44%
	Technology		
4,002	Accelrys, Inc. (a)	33,617	
20,860	Amtech Systems, Inc. (a)	132,670	
90,000	Axcelis Technologies, Inc. (a)	163,800	
37,381	Alaska Communications Group Inc. (a)	63,174	
70,000	Aviat Networks, Inc. (a)	183,400	
49,450	AXT Inc. (a)	133,515	
28,170	BTU International, Inc. (a)	67,608	
4,544	Digital Ally, Inc. (a)	33,985	
13,048	Frequency Electronics, Inc. (a)	138,961	
5,059	iGo, Inc (a)	11,838	
47,590	Imation Corp. (a)	201,306	
15,000	Kopin Corp. (a)	55,650	
33,812	Leadis Technology, Inc. (a)	311	
12,500	Neutral Tandem Inc (a)	71,875	
5,000	Maxwell Technologies, Inc. (a)	35,750	
12,500	Rimage Corp.	104,124	
25,000	Realnetworks Inc. (a)	189,000	
2,600	Planar Systems (a)	4,368	
8,000	Sillicon Graphics International Corp. (a)	107,040	
13,500	Sillicon Image, Inc. (a)	78,975	
13,322	Trio-Tech International (a)	37,302	
15,550	Vicon Industries, Inc. (a)	40,275	
7,857	WPCS International Inc. (a)	33,785	
		1,922,329	19.81%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued) (unaudited)

SHARES		VALUE	% NET ASSETS
	Transportation		
24,000	Euroseas Ltd.	24,960	
24,325	Frozen Food Express Industries (a)	39,163	
		64,123	0.66%
	TOTAL Common Stock (Cost $7,249,542)	9,065,599	93.43%
	Money Market Securities		
666,313	First American Government Obligations Fund		
	Class Y, 0.02%, (Cost $666,313) (a)(b)	666,313	
		666,313	6.87%
	TOTAL INVESTMENTS (Cost $7,915,855)	9,731,912	100.31%
	Liabilities in Excess of Other Assets	(30,478)	(0.31)%
	TOTAL NET ASSETS	$ 9,701,434	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the 7 day yield as of June 30, 2013.

(c) Fund, Advisor, and other related entities own more than 5% of security.

(d) The Ancora Funds' Chairman and Portfolio Manager both serve on the Board of Directors for this company.

(THIS PAGE INTENTIONALLY LEFT BLANK)

ANCORA
SPECIAL OPPORTUNITY
FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
45 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS

$9.6 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANSCX
CLASS I – ANSIX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $5,000
CLASS I – $5,000

* As of June 30, 2013

ANCORA SPECIAL OPPORTUNITY FUND

INVESTMENT STRATEGY

■ Invests in well diversified, small to mid-cap, U.S. based companies that offer the best combination of value and potential for price appreciation.

■ Seeks to outperform the Wilshire 5000 with less volatility.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and to control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Opportunities such as micro-cap stocks, liquidations and takeover targets may trade with a "life of their own" and allow investors to benefit even in times of sideways market action which are not necessarily correlated with equity markets.

■ Seeks investments which are selling for less than their underlying asset value or private market value, which should produce strong performance results over the long term.

Six Months Ended 06/30/13

Best Performing Securities

■ Albany Molecular Research, Inc.
■ PVF Capital Corp. Com.
■ Mace Security International
■ Commonwealth Reit
■ Artio Global Investment Inc.

Worst Performing Securities

■ Allegheny Technologies Inc
■ Arris Group Inc.
■ Strategic Global Income Fund Inc.
■ Zynex, Inc.
■ Cliffs Natural Resources Inc.

TOP HOLDINGS: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Mace Security International	11.7%
Albany Molecular Research, Inc.	5.6%
Special Opportunities Fund	5.3%
Safeguard Scientifics	5.1%
Citigroup	5.0%
Lakeland Industries	4.9%
Legg Mason	4.8%
Liberty All Star Equity Fund	4.6%
Gabelli Global Deal Fund	4.2%
Leucadia National	4.1%

SECTOR DIVERSIFICATION: JUNE 30, 2013 [d]

NAME	% OF NET ASSETS
Energy	2.86%
Financial	10.36%
Healthcare	12.87%
Holding Company	4.08%
Homeland Security	16.62%
Industrial Goods	5.09%
Technology	2.03%
Investment Companies	35.52%
Money Market	9.46%
Other	1.11%

TOTAL RETURNS: JUNE 30, 2013 [d]

	YTD 2013	ONE YEAR	THREE YEAR	FIVE YEARS
ANCORA SPECIAL OPP - C[b]	21.31%	37.18%	14.07%	10.26%
ANCORA SPECIAL OPP - I[b]	21.87%	38.22%	14.67%	10.87%
WILSHIRE 5000 INDEX[c]	13.99%	21.14%	18.46%	7.19%

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through June 30, 2013. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS (unaudited)

SHARES		VALUE	% NET ASSETS
	Common Stocks		
	Energy		
25,000	StealthGas, Inc. (a)	$ 275,000	
		275,000	2.86%
	Financial		
10,000	Citigroup	479,700	
25,000	US Global Investors, Inc.	52,750	
15,000	Legg Mason	465,150	
		997,600	10.36%
	Healthcare		
45,000	Albany Molecular Research, Inc. (a)	534,150	
135,500	Zynex, Inc. (a)	65,176	
10,000	Zep, Inc.	158,300	
30,000	Safeguard Scientific (a)	481,500	
		1,239,126	12.87%
	Holding Companuy		
15,000	Leucadia National	393,300	
		393,300	4.08%
	Homeland Security		
2,570,000	Mace Security International (a) (c) (d)	1,128,230	
100,000	Lakeland Industries (a) (c)	472,000	
		1,600,230	16.62%
	Industrial Goods		
100,000	Capstone Turbine (a)	117,000	
1,000	Generac Holdings, Inc (a)	37,010	
5,000	Allegheny Technologies Inc	131,550	
13,200	Continential Materials (a)	204,336	
		489,896	5.09%
	Technology		
20,000	Active Power (a)	83,600	
50,000	Quantum Corp (a)	68,500	
3,000	Arris Group Inc. (a)	43,050	
		195,150	2.03%
	Miscellaneous		
40,000	Contra SoftBrands, Inc. (a)	-	
		-	0.00%
	TOTAL COMMON STOCKS (Cost $3,956,150)	5,190,302	53.90%

* See accompanying notes which are an integral part of the financial statements

ANCORA SPECIAL OPPORTUNITY FUND

SCHEDULE OF INVESTMENTS (continued) (unaudited)

SHARES		VALUE	% NET ASSETS
	Investment Companies		
50,000	Boulder Growth & Income	372,000	
35,500	Gabelli Global Deal Fund	406,120	
10,000	Nuveen Multi Currency	112,100	
50,000	MFS Intermediate Income Trust	287,500	
30,000	Strategic Global Income Fund Inc.	282,600	
15,000	Firsthand Technology Value Fund (a)	297,900	
30,000	Eaton Vance Risk Managed Equity	327,000	
30,000	Zweig Total Return Fund	385,800	
85,000	Liberty All Star Equity Fund	442,000	
30,000	Special Opportunities Fund	507,900	
	Total Investment Companies (Cost $3,138,523)	3,420,920	35.52%
	Money Market Securities		
910,839	First American Government Obligations Fund		
	Class Y , 0.02% (b), Cost ($910,839)	910,839	
		910,839	9.46%
	TOTAL INVESTMENTS (Cost $8,005,512)	9,522,061	98.89%
	Assets in Excess of Other Liabilities	107,732	1.11%
	TOTAL NET ASSETS	$ 9,629,793	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the 7 day yield as of June 30, 2013.
c) Fund, Advisor, and other related entities own more than 5% of security.
d) The Ancora Funds Chairman serves on the Board of Directors for this company.

GETTING STARTED

HOW TO PURCHASE SHARES

Classes of Shares:

INVESTOR SHARES

ANCORA INCOME FUND CLASS C
ANCORA EQUITY FUND CLASS C
ANCORA/THELEN SMALL MID CAP
FUND CLASS C
ANCORA MICROCAP FUND CLASS C
ANCORA SPECIAL OPPORTUNITY FUND
CLASS C

INSTITUTIONAL SHARES

ANCORA INCOME FUND CLASS I
ANCORA EQUITY FUND CLASS I
ANCORA/THELEN SMALL MID CAP
FUND CLASS I
ANCORA MICROCAP FUND CLASS I
ANCORA SPECIAL OPPORTUNITY FUND
CLASS I

Class C and Class I shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares:

A minimum initial investment of $5,000 is required to open an account to purchase Class C shares of Ancora Income Fund, Ancora Equity Fund, Ancora/Thelen Small Mid Cap Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund with subsequent minimum investments of $1,000. However, an I.R.A. may open an account for the purchase of Class C shares of such Funds with an initial minimum investment of $5,000 and subsequent minimum investments of $1,000. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares:

Institutional shares may be purchased with a minimum initial investment of $5,000 for the purchase of Class I shares of any of the Funds with subsequent minimum investments of $1,000. The $5,000 minimum initial investment for Class I shares does not apply to purchases by the following:

(1) **Financial institutions**, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees

(2) **Securities brokers** or dealers acting on their own behalf or on behalf of their clients

(3) **Directors** or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

These requirements may be waived in the sole discretion of the Funds.

Initial Purchase:

The initial purchase of Class C or Class I shares may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and sent along with a check for the initial investment payable to Ancora Income Fund, Ancora Equity Fund, Ancora/Thelen Small Mid Cap Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund, mailed to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: U.S. Bank, Cincinnati, Ohio, ABA# 042000013, Account # 130100789077, FBO Ancora Funds. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, the Funds at 1-866-626-2672. The investor's bank may charge a fee for the wire transfer of funds.

Through your broker. Shares of the Ancora Funds can be purchased through your brokerage firm and held in your personal account.

HOW TO PURCHASE SHARES (continued)

Subsequent Purchases:

Investors may make additional purchases of Class C or Class I shares in the following manner:

By Check. Checks made payable to Ancora Income Fund, Ancora Equity Funds, Ancora/Thelen Small Mid Cap Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund should be sent, along with the stub from a previous purchase or sale confirmation, to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. Funds may be wired by following the wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning the Funds at 1-866-626-2672 and identifying the shareholder's account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund.

Please see prospectus for complete instructions.

Systematic Investment Plan:

The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call the Funds at 1-866-626-2672 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Other Information Concerning Purchase of Shares:

You may purchase shares on days when the Fund is open for business. Your purchase price will be the next NAV after your purchase order, completed application and full payment have been received by the Funds or the Funds' transfer agent, except in the case of a subsequent purchase by telephone as described above, in which case the purchase price will be the next NAV after receipt of your telephone order. All orders for the Funds must be received by the Funds or the Funds' transfer agent prior to 4:00 p.m. eastern time in order to receive that day's NAV.

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Advisor has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

SHAREHOLDER SERVICES:

ASK YOUR ANCORA FINANCIAL ADVISORS ABOUT:

AUTOMATIC MONTHLY INVESTMENT PLAN
AUTOMATIC MONTHLY EXCHANGE
AUTOMATIC CASH WITHDRAWAL PLAN
AUTOMATIC REINVESTMENT OF CASH
DISTRIBUTION OF DIVIDENDS & CAPITAL GAINS
TELEPHONE EXCHANGE
IRA'S AND SEP-IRA'S
QUALIFIED RETIREMENT PLANS
GIFTS - TO MINOR ACCOUNTS
COMBINED CUMULATIVE CONFIRM STATEMENTS

SERVICES

FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of June 30, 2013 (unaudited)

	Ancora Income Fund	Ancora Equity Fund	Ancora/Thelen Small Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Assets					
Investments in securities:					
At Cost	$ 23,734,097	$ 7,309,442	$ 28,446,750	$ 7,563,775	$ 6,376,969
At Fair Value	$ 23,888,748	$ 10,038,047	$ 30,945,429	$ 9,443,132	$ 7,921,831
Investments in Affiliated Issuers:					
At Cost	$ -	$ -	$ -	$ 352,080	$ 1,628,543
At Fair Value	$ -	$ -	$ -	$ 288,780	$ 1,600,230
Cash	-	-	-	500	-
Dividends and Interest receivable	130,624	14,509	9,525	4,533	1,965
Receivable for investments sold	342,984	-	127,837	-	140,912
Shareholder subscription	1,716	141	41,659	2,419	30
Deferred Offering Costs	-	-	10,213	-	-
Prepaid expenses	2,200	1,250	9,775	3,795	201
Total assets	24,366,272	10,053,947	31,144,438	9,743,159	9,665,169
Liabilities					
Payable for investments purchased	274,093	-	453,989	21,110	11,200
Shareholder Redemptions	-	6,867	-	-	-
Payable to advisor	19,209	8,396	22,722	6,564	7,906
12b-1 fees payable	5,551	5,239	739	2,430	4,797
Administration fees payable	2,009	840	2,456	793	791
Trustee fees payable	343	441	-	105	110
Accrued expenses	10,116	11,671	11,805	10,723	10,572
Total liabilities	311,321	33,454	491,711	41,725	35,376
Net Assets:	$ 24,054,951	$ 10,020,493	$ 30,652,727	$ 9,701,434	$ 9,629,793
(unlimited number of shares authorized, no par value)					
Net Assets consist of:					
Paid in capital	24,752,961	8,632,978	28,037,758	7,495,483	8,173,763
Accumulated Undistributed Net Investment Loss	(344,792)	(14,956)	(57,093)	(30,334)	(27,467)
Accumulated net realized gain/(loss) on:					
Investment securities	(507,869)	(1,326,134)	173,383	420,228	(33,082)
Net unrealized appreciation on:					
Investment securities	154,651	2,728,605	2,498,679	1,816,057	1,516,549
Net Assets	$ 24,054,951	$ 10,020,493	$ 30,652,727	$ 9,701,434	$ 9,629,763

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES - As of June 30, 2013 (continued) (unaudited)

	Ancora Income Fund	Ancora Equity Fund	Ancora/Thelen Small Mid Cap Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Shares Outstanding	2,777,414	830,538	2,726,952	745,669	1,499,855
Class C:					
Net assets applicable to Class C shares	$ 13,801,815	$ 7,282,127	$ 924,241	$ 677,543	$ 6,396,111
Shares outstanding (unlimited numbers of shares authorized, no par value)	1,595,236	609,947	82,616	53,554	1,012,080
Net asset value, offering price, and redemption price per share	$ 8.65	$ 11.94	$ 11.19	$ 12.65	$ 6.32
Class I:					
Net assets applicable to Class I shares	$ 10,253,136	$ 2,738,366	$ 29,728,486	$ 9,023,891	$ 3,233,682
Shares outstanding (unlimited numbers of shares authorized)	1,182,178	220,591	2,644,336	692,115	487,775
Net asset value and offering price per share, and redemption price per share	$ 8.67	$ 12.41	$ 11.24	$ 13.04	$ 6.63

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF OPERATIONS – For the period ended June 30, 2013 (unaudited)

	Ancora Income Fund	Ancora Equity Fund	Ancora/Thelen Small Mid Cap Fund**	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Investment Income					
Dividend income	$ 697,938	$ 104,476	$ 104,513	$ 44,860	$ 81,519
Dividend income from Affiliates	-	-	-	-	-
Interest income	79	58	303	80	76
Total Income	698,017	104,534	104,816	44,940	81,595
Expenses					
Investment advisor fee	121,824	49,559	114,458	44,770	44,817
12b-1 fees					
Class C	35,413	27,007	2,220	2,588	21,983
Class I	-	-	-	-	-
Fund accounting expenses	13,621	12,751	13,732	11,749	11,512
Transfer agent expenses	4,612	4,612	4,650	3,900	4,085
Legal expenses	8,952	8,952	5,452	8,952	8,952
Administration expenses	12,183	4,956	11,446	4,477	4,482
Insurance expenses	422	403	422	422	602
Custodian expenses	3,002	1,341	5,166	1,991	2,842
Auditing expenses	6,199	5,982	5,430	5,430	4,525
Printing expenses	705	706	706	706	706
Trustees expenses	1,508	905	597	603	602
Miscellaneous expenses	1,773	1,574	1,616	1,574	1,909
Offering costs	-	-	8,382	-	-
Registration expenses	1,687	742	5,605	1,176	2,045
Total Expenses	211,901	119,490	179,882	88,338	109,062
Waived Fees	(8,361)	-	(17,973)	(13,064)	-
Net Operating Expenses	203,540	119,490	161,909	75,274	109,062
Net Investment Income (Loss)	494,477	(14,956)	(57,093)	(30,334)	(27,467)
Realized & Unrealized Gains (Loss)					
Net realized gain on investment securities	185,341	288,771	173,383	297,851	982,087
Net realized gain (loss) on affiliated investment securities	-	-	-	-	-
Capital gain distributions from investment companies	-	-	-	7,777	294
Capital gain distributions from affiliated investment securities	-	-	-	-	-
Change in unrealized appreciation (depreciation) on investment securities	(752,650)	909,559	2,498,679	1,179,225	743,781
Net realized and unrealized gain (loss) on investment securities	(567,309)	1,198,330	2,672,062	1,484,853	1,726,162
Net increase (decrease) in net assets resulting from operations	$ (72,832)	$ 1,183,374	$ 2,614,969	$ 1,454,519	$ 1,698,695

* See accompanying notes which are an integral part of the financial statements.

**Inception date January 2, 2013.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund Six Months Ended 06/30/13	Ancora Income Fund Year Ended 12/31/12
	(unaudited)	
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ 494,477	$ 780,691
Net realized gain (loss) on investment securities	185,341	1,478,703
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	37,697
Change in net unrealized appreciation (depreciation)	(752,650)	(830,963)
Net increase (decrease) in net assets resulting from operations	(72,832)	1,466,128
Distributions		
From net investment income, Class C	(475,267)	(927,935)
From net investment income, Class I	(364,002)	(565,033)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class I	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class I	-	-
From return of capital, Class C	-	-
From return of capital, Class I	-	-
Total distributions	(839,269)	(1,492,968)
Capital Share Transactions - Class C		
Proceeds from sale of shares	1,444,720	1,781,364
Shares issued in reinvestment of dividends	152,960	280,226
Shares redeemed	(1,564,770)	(888,440)
	32,910	1,173,150
Capital Share Transactions - Class I		
Proceeds from sale of shares	1,863,964	2,632,269
Shares issued in reinvestment of dividends	282,634	419,571
Shares redeemed	(673,712)	(1,117,426)
	1,472,886	1,934,414
Net increase (decrease) in net assets resulting from capital share transactions	1,505,796	3,107,564
Total increase (decrease) in net assets	593,695	3,080,724
Net Assets		
Beginning of period	$ 23,461,256	$ 20,380,532
End of period	$ 24,054,951	$ 23,461,256
Accumulated undistributed net investment income (loss)	$ (344,792)	$ -
Capital Share Transactions - C Shares		
Shares sold	159,988	196,725
Shares issued in reinvestment of distributions	17,153	30,987
Shares repurchased	(175,192)	(98,057)
Net increase (decrease) from capital share transactions	1,949	129,655
Capital Share Transactions - I Shares		
Shares sold	205,707	289,687
Shares issued in reinvestment of distributions	31,658	46,355
Shares repurchased	(75,203)	(123,120)
Net increase (decrease) from capital share transactions	162,162	212,922

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Equity Fund Six Months Ended 06/30/13	Ancora Equity Fund Year Ended 12/31/12
	(unaudited)	
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (14,956)	$ (74,072)
Net realized gain (loss) on investment securities	288,771	167,857
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	800
Change in net unrealized appreciation (depreciation)	909,559	1,066,065
Net increase (decrease) in net assets resulting from operations	1,183,374	1,160,650
Distributions		
From net investment income, Class C	-	-
From net investment income, Class I	-	-
From short-term capital gains, Class C	-	-
From short-term capital gains, Class I	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class I	-	-
From return of capital, Class C	-	-
From return of capital, Class I	-	-
Total distributions	-	-
Capital Share Transactions - Class C		
Proceeds from sale of shares	287,754	306,370
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(620,174)	(760,422)
	(332,420)	(454,052)
Capital Share Transactions - Class I		
Proceeds from sale of shares	185,769	182,172
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(219,088)	(563,555)
	(33,319)	(381,383)
Net increase (decrease) in net assets resulting from capital share transactions	(365,739)	(835,435)
Total increase (decrease) in net assets	817,635	325,215
Net Assets		
Beginning of period	$ 9,202,858	$ 8,877,643
End of period	$ 10,020,493	$ 9,202,858
Accumulated undistributed net investment income (loss)	$ (14,956)	$ -
Capital Share Transactions - C Shares		
Shares sold	24,317	30,567
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(53,073)	(74,677)
Net increase (decrease) from capital share transactions	(28,756)	(44,110)
Capital Share Transactions - I Shares		
Shares sold	15,888	17,572
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(18,454)	(53,097)
Net increase (decrease) from capital share transactions	(2,566)	(35,525)

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora/Thelen Small Mid Cap Fund Period Ended 06/30/13**
	(unaudited)
Increase (Decrease) in Net Assets Resulting From Operations	
Net investment income (loss)	$ (57,093)
Net realized gain (loss) on investment securities	173,383
Net realized gain (loss) on affiliated investment securities	-
Capital gain distributions from investment companies	-
Change in net unrealized appreciation (depreciation)	2,498,679
Net increase (decrease) in net assets resulting from operations	2,614,969
Distributions	
From net investment income, Class C	
From net investment income, Class I	-
From short-term capital gains, Class C	-
From short-term capital gains, Class I	-
From long-term capital gains, Class C	-
From long-term capital gains, Class I	-
From return of capital, Class C	-
From return of capital, Class I	-
Total distributions	-
	-
Capital Share Transactions - Class C	
Proceeds from sale of shares	854,768
Shares issued in reinvestment of dividends	-
Shares redeemed	-
	854,768
Capital Share Transactions - Class I	
Proceeds from sale of shares	27,296,123
Shares issued in reinvestment of dividends	-
Shares redeemed	(113,133)
	27,182,990
Net increase (decrease) in net assets resulting from capital share transactions	28,037,758
Total increase (decrease) in net assets	30,652,727
Net Assets	
Beginning of period	$ -
End of period	30,652,727
Accumulated undistributed net investment income (loss)	$ (57,093)
Capital Share Transactions - C Shares	
Shares sold	82,616
Shares issued in reinvestment of distributions	-
Shares repurchased	-
Net increase (decrease) from capital share transactions	$ 82,616
Capital Share Transactions - I Shares	
Shares sold	2,654,741
Shares issued in reinvestment of distributions	-
Shares repurchased	(10,405)
Net increase (decrease) from capital share transactions	2,644,336

*See accompanying notes which are an integral part of the financial statements.
** Inception date January 2, 2013

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora MicroCap Fund Six Months Ended 06/30/13	Ancora MicroCap Fund Year Ended 12/31/12
	(unaudited)	
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (30,334)	$ (80,572)
Net realized gain (loss) on investment securities	297,851	663,273
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	7,777	-
Change in net unrealized appreciation (depreciation)	1,179,225	344,877
Net increase (decrease) in net assets resulting from operations	1,454,519	927,578
Distributions		
From net investment income, Class C		-
From net investment income, Class I	-	-
From short-term capital gains, Class C	-	(5,787)
From short-term capital gains, Class I	-	(39,610)
From long-term capital gains, Class C	-	(52,121)
From long-term capital gains, Class I	-	(356,778)
From return of capital, Class C	-	-
From return of capital, Class I	-	-
Total distributions	-	(454,296)
	-	
Capital Share Transactions - Class C		
Proceeds from sale of shares	45,800	164,050
Shares issued in reinvestment of dividends	-	56,161
Shares redeemed	(437,994)	(193,281)
	(392,194)	26,930
Capital Share Transactions - Class I		
Proceeds from sale of shares	1,792,943	1,550,765
Shares issued in reinvestment of dividends	-	382,133
Shares redeemed	(732,753)	(881,848)
	1,060,190	1,051,050
Net increase (decrease) in net assets resulting from capital share transactions	667,996	1,077,980
Total increase (decrease) in net assets	2,122,515	1,551,262
Net Assets		
Beginning of period	$ 7,578,919	$ 6,027,657
End of period	$ 9,701,434	$ 7,578,919
Accumulated undistributed net investment income (loss)	$ (30,334)	$ -
Capital Share Transactions - C Shares		
Shares sold	3,912	15,042
Shares issued in reinvestment of distributions	-	5,249
Shares repurchased	(38,509)	(18,017)
Net increase (decrease) from capital share transactions	(34,597)	2,274
Capital Share Transactions - I Shares		
Shares sold	151,919	139,272
Shares issued in reinvestment of distributions	-	34,834
Shares repurchased	(59,843)	(78,826)
Net increase (decrease) from capital share transactions	92,076	95,280

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Special Opportunity Fund Six Months Ended 06/30/13	Ancora Special Opportunity Fund Year Ended 12/31/12
	(unaudited)	
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (27,467)	$ (85,453)
Net realized gain (loss) on investment securities	982,087	138,598
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	294	27,208
Capital gain distributions from affiliated investment securities	-	-
Change in net unrealized appreciation (depreciation)	743,781	1,412,047
Net increase (decrease) in net assets resulting from operations	1,698,695	1,492,400
Distributions		
From net investment income, Class C	-	(3,660)
From net investment income, Class I	-	(2,062)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class I	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class I	-	-
From return of capital, Class C	-	-
From return of capital, Class I	-	-
Total distributions	-	(5,722)
Capital Share Transactions - Class C		
Proceeds from sale of shares	325,305	6,750
Shares issued in reinvestment of dividends	-	719
Shares redeemed	(486,048)	(378,379)
	(160,743)	(370,910)
Capital Share Transactions - Class I		
Proceeds from sale of shares	414,034	51,993
Shares issued in reinvestment of dividends	-	443
Shares redeemed	(773,642)	(357,391)
	(359,608)	(304,955)
Net increase (decrease) in net assets resulting from capital share transactions	(520,351)	(675,865)
Total increase (decrease) in net assets	1,178,344	810,813
Net Assets		
Beginning of period	$ 8,451,449	$ 7,640,636
End of period	$ 9,629,793	$ 8,451,449
Accumulated undistributed net investment income (loss)	$ (27,467)	$ -
Capital Share Transactions - C Shares		
Shares sold	52,685	1,500
Shares issued in reinvestment of distributions	-	139
Shares repurchased	(86,517)	(81,284)
Net increase (decrease) from capital share transactions	(33,832)	(79,645)
Capital Share Transactions - I Shares		
Shares sold	64,865	10,995
Shares issued in reinvestment of distributions	-	82
Shares repurchased	(128,344)	(73,768)
Net increase (decrease) from capital share transactions	(63,479)	(62,691)

*See accompanying notes which are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund

CLASS C SHARES	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 8.98	$ 8.97	$ 8.93	$ 8.62	$ 7.33	$ 8.77
Income from investment operations						
Net investment income (loss) (a)	0.17	0.31	0.33	0.38	0.44	0.50
Net realized and unrealized gain (loss)	(0.20)	0.30	0.31	0.53	1.45	(1.39)
Total from investment operations	(0.03)	0.61	0.64	0.91	1.89	(0.89)
Less Distributions to shareholders:						
From net investment income	(0.30)	(0.60)	(0.55)	(0.38)	(0.45)	(0.50)
From net realized gain	-	-	-	-	-	-
From return of capital	-	-	(0.05)	(0.22)	(0.15)	(0.05)
Total distributions	(0.30)	(0.60)	(0.60)	(0.60)	(0.60)	(0.55)
Net asset value, end of period	$ 8.65	$ 8.98	$ 8.97	$ 8.93	$ 8.62	$ 7.33
Total Return (b)	(0.39)%	6.84%	7.40%	10.86%	27.11%	(10.52)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 13,802	$ 14,300	$ 13,131	$ 12,485	$ 11,278	$ 10,135
Ratio of expenses to average net assets (c)	1.95%(e)	2.00%	1.97%	1.97%	1.99%	2.00%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.95% (e)	2.01%	1.98%	1.98%	2.06%	2.01%
Ratio of net investment income (loss) to average net assets (c) (d)	3.75%(e)	3.42%	3.65%	4.34%	5.75%	6.06%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	3.75%(e)	3.41%	3.65%	4.34%	5.67%	6.05%
Portfolio turnover rate	70.46%	116.25%	57.56%	53.48%	50.75%	48.36%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund

CLASS C SHARES

	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 10.58	$ 9.35	$ 10.16	$ 9.11	$ 7.14	$ 12.17
Income from investment operations						
Net investment income (loss) (a)	(0.03)	(0.09)	(0.07)	(0.08)	(0.02)	0.07
Net realized and unrealized gain (loss)	1.39	1.32	(0.74)	1.13	2.00	(4.33)
Total from investment operations	1.36	1.23	(0.81)	1.05	1.98	(4.26)
Less Distributions to shareholders:						
From net investment income	-	-	-	-	(0.01)	(0.08)
From net realized gain	-	-	-	-	-	(0.69)
From return of capital	-	-	-	-	-	-
Total distributions	-	-	-	-	(0.01)	(0.77)
Net asset value, end of period	$ 11.94	$ 10.58	$ 9.35	$ 10.16	$ 9.11	$ 7.14
Total Return (b)	12.85%	13.16%	(7.97)%	11.53%	27.74%	(34.75)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 7,282	$ 6,757	$ 6,384	$ 7,820	$ 6,837	$ 6,322
Ratio of expenses to average net assets (c)	2.61% (e)	2.60%	2.54%	2.53%	2.61%	2.36%
Ratio of expenses to average net assets before waiver & reimbursement (c)	2.61% (e)	2.60%	2.54%	2.53%	2.61%	2.36%
Ratio of net investment income (loss) to average net assets (c) (d)	(0.51)% (e)	(0.92)%	(0.66)%	(0.86)%	(0.29)%	0.69%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	(0.51)% (e)	(0.92)%	(0.66)%	(0.86)%	(0.29)%	0.69%
Portfolio turnover rate	19.39%	38.66%	64.54%	45.73%	56.25%	81.84%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora/Thelen Small Mid Cap Fund

CLASS C SHARES

	Period Ended 06/30/13(d)
	(Unaudited)
Selected Per Share Data	
Net asset value, beginning of period	$ 10.00
Income from investment operations	
Net investment income (loss) (a)	(0.07)
Net realized and unrealized gain (loss)	1.26
Total from investment operations	1.19
Less Distributions to shareholders:	
From net investment income	-
From net realized gain	-
From return of capital	-
Total distributions	-
Net asset value, end of period	$ 11.19
Total Return (b)	11.90%
Ratios and Supplemental Data	
Net assets, end of period (000)	$ 924
Ratio of expenses to average net assets	2.24%[c]
Ratio of expenses to average net assets before waiver & reimbursement	2.24%[c]
Ratio of net investment income (loss) to average net assets	(1.33)% [c]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(1.33)% [c]
Portfolio turnover rate	28.32%

*See accompanying notes which are an integral part of the financial statements.

a) Net investment income (loss) per share is based on average shares outstanding.
b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
c) Annualized
d) For period January 2, 2013 (commencement of operations) through June 30, 2013.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS C SHARES

	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Period Ended 12/31/08[a]
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 10.78	$ 10.05	$ 12.68	$ 9.74	$ 6.06	$ 10.00
Income from investment operations						
Net investment income (loss) (b)	(0.10)	(0.17)	(0.27)	(0.27)	(0.24)	(0.09)
Net realized and unrealized gain (loss)	1.97	1.60	(1.44)	3.70	3.92	(3.85)
Total from investment operations	1.87	1.43	(1.71)	3.43	3.68	(3.94)
Less Distributions to shareholders:						
From net investment income	-	-	-	-	-	-
From net realized gain	-	(0.70)	(0.92)	(0.49)	-	-
Total distributions	-	(0.70)	(0.92)	(0.49)	-	-
Net asset value, end of period	$ 12.65	$ 10.78	$ 10.05	$ 12.68	$ 9.74	$ 6.06
Total Return (c)	17.35% (e)	14.27%	(13.51)%	35.19%	60.73%	(39.40)% (e)
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 678	$ 950	$ 863	$ 1,115	$ 1,002	$ 618
Ratio of expenses to average net assets (f)	2.66% (d)	2.87%	2.78%	3.13%	3.48%	5.59%[d]
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.66% (d)	2.87%	2.78%	3.13%	3.82%	5.92%[d]
Ratio of net investment income (loss) to average net assets (f)	(1.74)% (d)	(1.57)%	(2.22)%	(2.44)%	(3.04)%	(4.03)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(1.74)% (d)	(1.57)%	(2.22)%	(2.44)%	(3.38)%	(4.37)% [d]
Portfolio turnover rate	8.57%	27.30%	11.42%	36.36%	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Net investment income (loss) per share is based on average shares outstanding.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized
(e) Not Annualized
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund

CLASS C SHARES	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 5.21	$ 4.33	$ 5.04	$ 4.46	$ 2.38	$ 4.45
Income from investment operations						
Net investment income (loss) [a]	(0.03)	(0.06)	(0.01)	(0.07)	(0.03)	0.02
Net realized and unrealized gain (loss)	1.14	0.94	(0.70)	0.65	2.11	(2.05)
Total from investment operations	1.11	0.88	(0.71)	0.58	2.08	(2.03)
Less Distributions to shareholders:						
From net investment income	-	- [b]	-	-	- [b]	(0.03)
From net realized gain	-	-	-	-	-	(0.01)
From return of capital	-	-	-	-	-	-
Total distributions	-	-	-	-	-	(0.04)
Net asset value, end of period	$ 6.32	$ 5.21	$ 4.33	$ 5.04	$ 4.46	$ 2.38
Total Return [c]	21.31%	20.40%	(14.09)%	13.00%	87.47%	(45.77)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 6,396	$ 5,452	$ 4,878	$ 5,615	$ 5,240	$ 2,738
Ratio of expenses to average net assets (d)	2.69% [f]	2.70%	2.61%	2.64%	2.86%	2.65%
Ratio of expenses to average net assets before waiver & reimbursement (d)	2.69% [f]	2.70%	2.61%	2.64%	2.86%	2.65%
Ratio of net investment income (loss) to average net assets (d) (e)	(0.87)% [f]	(1.25)%	(0.10)%	(1.45)%	(0.97)%	0.67%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (d) (e)	(0.87)% [f]	(1.25)%	(0.10)%	(1.45)%	(0.97)%	0.67%
Portfolio turnover rate	43.35%	124.71%	99.12%	97.02%	148.81%	211.26%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount is less than 0.005
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(f) Annualized

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund

CLASS I SHARES

	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 8.98	$ 8.98	$ 8.95	$ 8.65	$ 7.36	$ 8.81
Income from investment operations						
Net investment income (loss) (a)	0.20	0.34	0.35	0.40	0.46	0.53
Net realized and unrealized gain (loss)	(0.19)	0.29	0.31	0.52	1.46	(1.40)
Total from investment operations	0.01	0.63	0.66	0.92	1.92	(0.87)
Less Distributions to shareholders:						
From net investment income	(0.32)	(0.63)	(0.58)	(0.40)	(0.47)	(0.53)
From net realized gain	-	-	-	-	-	-
From return of capital	-	-	(0.05)	(0.22)	(0.16)	(0.05)
Total distributions	(0.32)	(0.63)	(0.63)	(0.62)	(0.63)	(0.58)
Net asset value, end of period	$ 8.67	$ 8.98	$ 8.98	$ 8.95	$ 8.65	$ 7.36
Total Return (b)	7.19%	7.19%	7.62%	11.07%	27.48%	(10.29)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 10,253	$ 9,161	$ 7,249	$ 6,756	$ 6,852	$ 6,113
Ratio of expenses to average net assets (c)	1.28% (e)	1.75%	1.72%	1.72%	1.74%	1.75%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.45% (e)	1.76%	1.73%	1.73%	1.82%	1.76%
Ratio of net investment income (loss) to average net assets (c) (d)	4.49% (e)	3.74%	3.88%	4.54%	5.93%	6.33%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	4.32% (e)	3.73%	3.88%	4.54%	5.85%	6.32%
Portfolio turnover rate	70.46%	116.25%	57.56%	53.48%	50.75%	48.36%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund

CLASS I SHARES	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 10.96	$ 9.64	$ 10.42	$ 9.30	$ 7.26	$ 12.37
Income from investment operations						
Net investment income (loss) [a]	0.01	(0.04)	(0.02)	(0.03)	0.02	0.13
Net realized and unrealized gain (loss)	1.44	1.36	(0.76)	1.15	2.03	(4.42)
Total from investment operations	1.45	1.32	(0.78)	1.12	2.05	(4.29)
Less Distributions to shareholders:						
From net investment income	-	-	-	-	(0.01)	(0.13)
From net realized gain	-	-	-	-	-	(0.69)
From return of capital	-	-	-	-	-	-
Total distributions	-	-	-	-	(0.01)	(0.82)
Net asset value, end of period	$ 12.41	$ 10.96	$ 9.64	$ 10.42	$ 9.30	$ 7.26
Total Return [b]	13.23%	13.69%	(7.49)%	12.04%	28.25%	(34.36)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 2,738	$ 2,446	$ 2,493	$ 2,876	$ 2,844	$ 2,937
Ratio of expenses to average net assets [c]	1.87%[e]	2.10%	2.04%	2.03%	2.11%	1.86%
Ratio of expenses to average net assets before waiver & reimbursement [c]	1.87%[e]	2.10%	2.04%	2.03%	2.11%	1.86%
Ratio of net investment income (loss) to average net assets [c] [d]	0.25%[e]	(0.43)%	(0.17)%	(0.34)%	0.23%	1.19%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [c] [d]	0.25%[e]	(0.43)%	(0.17)%	(0.34)%	0.23%	1.19%
Portfolio turnover rate	19.39%	38.66%	64.54%	45.73%	56.25%	81.84%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora/Thelen Small Mid Cap Fund

CLASS I SHARES

	Period Ended 06/30/13(a)
	(unaudited)
Selected Per Share Data	
Net asset value, beginning of period	$ 10.00
Income from investment operations	
Net investment income (loss) (b)	(0.02)
Net realized and unrealized gain (loss)	1.26
Total from investment operations	1.24
Less Distributions to shareholders:	
From net investment income	-
From net realized gain	-
From return of capital	-
Total distributions	-
Net asset value, end of period	$ 11.24
Total Return (c)	12.40% (e)
Ratios and Supplemental Data	
Net assets, end of period (000)	$ 29,728
Ratio of expenses to average net assets	1.39% (d)
Ratio of expenses to average net assets before waiver & reimbursement	1.54% (d)
Ratio of net investment income (loss) to average net assets	(0.47)% (d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.63)% (d)
Portfolio turnover rate	28.32%

*See accompanying notes which are an integral part of the financial statements.

a) For the period January 2, 2013 (commencement of operations) through June 30, 2013.
b) Net investment income (loss) per share is based on average shares outstanding.
c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
d) Annualized
e) Not Annualized

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS I SHARES	Six Months Ending 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08 (a)
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 11.05	$ 10.23	$ 12.83	$ 9.80	$ 6.07	$ 10.00
Income from investment operations						
Net investment income (loss) (b)	(0.04)	(0.12)	(0.21)	(0.22)	(0.20)	(0.08)
Net realized and unrealized gain (loss)	2.03	1.64	(1.47)	3.74	3.93	(3.85)
Total from investment operations	1.99	1.52	(1.68)	3.52	3.73	(3.93)
Less Distributions to shareholders:						
From net investment income	-	-	-	-	-	-
From net realized gain	-	(0.70)	(0.92)	(0.49)	-	-
Total distributions	-	(0.70)	(0.92)	(0.49)	-	-
Net asset value, end of period	$ 13.04	$ 11.05	$ 10.23	$ 12.83	$ 9.80	$ 6.07
Total Return (c)	18.01% (e)	14.89%	(13.13)%	35.90%	61.45%	(39.30)% (e)
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 9,024	$ 6,629	$ 5,164	$ 4,865	$ 2,762	$ 1,360
Ratio of expenses to average net assets (f)	1.60%[d]	2.37%	2.28%	2.61%	2.98%	5.28% (d)
Ratio of expenses to average net assets before waiver & reimbursement (f)	1.91%[d]	2.37%	2.28%	2.61%	3.32%	5.68% (d)
Ratio of net investment income (loss) to average net assets (f)	(0.59)% [d]	(1.03)%	(1.69)%	(1.99)%	(2.52)%	(3.67)% (d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(0.90)% [d]	(1.03)%	(1.69)%	(1.99)%	(2.85)%	(4.08)% (d)
Portfolio turnover rate	8.57%	27.30%	11.42%	36.36%	44.07%	21.04%

See accompanying notes which are an integral part of the financial statements.

(a)   For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b)   Net investment income (loss) per share is based on average shares outstanding.
(c)   Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d)   Annualized
(e)   Not Annualized
(f)   These ratios exclude the impact of expenses of the underlying security holdings as represented in the Schedule of Investments.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund

CLASS I SHARES	Six Months Ended 06/30/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
	(unaudited)					
Selected Per Share Data						
Net asset value, beginning of period	$ 5.44	$ 4.50	$ 5.21	$ 4.58	$ 2.44	$ 4.55
Income from investment operations						
Net investment income (loss) (a)	- (b)	(0.04)	0.02	(0.05)	(0.02)	0.04
Net realized and unrealized gain (loss)	1.19	0.98	(0.73)	0.68	2.16	(2.10)
Total from investment operations	1.19	0.94	(0.71)	0.63	2.14	(2.06)
Less Distributions to shareholders:						
From investment income	-	- (b)	-	-	- (b)	(0.04)
From net realized gain	-	-	-	-	-	(0.01)
From return of capital	-	-	-	-	-	-
Total distributions	-	-	-	-	-	(0.05)
Net asset value, end of period	$ 6.63	$ 5.44	$ 4.50	$ 5.21	$ 4.58	$ 2.44
Total Return (c)	21.88%	20.97%	(13.63)%	13.76%	87.78%	(45.35)%
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 3,234	$ 2,999	$ 2,763	$ 3,644	$ 3,140	$ 2,001
Ratio of expenses to average net assets (d)	1.94% (f)	2.20%	2.11%	2.15%	2.36%	2.15%
Ratio of expenses to average net assets before waiver & reimbursement (d)	1.94% (f)	2.20%	2.11%	2.15%	2.36%	2.15%
Ratio of net investment income (loss) to average net assets (d) (e)	(0.13)% (f)	(0.75)%	0.34%	(0.96)%	(0.47)%	0.98%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (d) (e)	(0.13)% (f)	(0.75)%	0.34%	(0.96)%	(0.47)%	0.98%
Portfolio turnover rate	43.35%	124.71%	99.12%	97.02%	148.81%	211.26%

*See accompanying notes which are an integral part of the financial statements.

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Amount less than 0.005
(c) Total return in the above table represents the rate that the investor would have earned or loss on an investment in the fund, assuming reinvestment of dividends.
(d) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(e) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests
(f) Annualized

Ancora Trust
Notes to the Financial Statements (unaudited)
June 30, 2013

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund ("MicroCap Fund"), and Ancora Special Opportunity Fund (the "Special Opportunity Fund") (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, a combination of income and capital appreciation in the value of its shares. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation. The MicroCap Fund's investment objective is to obtain capital appreciation. The Special Opportunity Fund's investment objective is obtaining a high total return. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class I (formerly Class D). Class C and Class I shares are identical, except as the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class I shares are offered continuously at net asset value. Each class is subject to a different distribution and shareholder service fee. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2009-2012). The Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the six months ended June 30, 2013, the Funds' did not have a liability for any unrecognized tax benefits. The Funds' recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statement of Operations. During the six months ended June 30, 2013, the Funds' did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, Special Opportunity Fund, MicroCap Fund, and Small-Mid Cap Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund.

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

As described in Note 2, all investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuating the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market mutual funds are generally priced at the ending NAV provided by the service agent of the fund. The money market securities will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stock including real estate investment trusts, convertible preferred securities, closed end funds, rights and corporate bond trust certificates) - Equity securities are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair market value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board of Trustees on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair market value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair market value of the securities, when prices are not readily available from a pricing

NOTE 3. SECURITIES VALUATIONS – continued

service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of June 30, 2013:

Ancora Income Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Corporate Bond Trust Certificates	$ 10,265,027	$ -	$ -	$ 10,265,027
Preferred Securities	$ 2,003,130	-	-	$ 2,003,130
Investment Companies	$ 7,260,646	-	-	$ 7,260,646
Preferred Real Estate Investment Trusts	$ 4,203,360	-	-	$ 4,203,360
Money Market Securities	$ 156,585	-	-	$ 156,585
Total	$ 23,888,748	$ -	$ -	$ 23,888,748

Ancora Equity Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 7,780,035	$ -	$ -	$ 7,780,035
Investment Companies	$ 1,602,935	-	-	$ 1,602,935
Money Market Securities	$ 655,077	-	-	$ 655,077
Total	$ 10,038,047	$ -	$ -	$ 10,038,047

Ancora-Thelen Small-Mid Cap Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 27,765,330	$ -	$ -	$ 27,765,330
Money Market Securities	$ 3,180,099	-	-	$ 3,180,099
Total	$ 30,945,429	$ -	$ -	$ 30,945,429

Ancora MicroCap Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 9,065,599	$ -	$ -	$ 9,065,599
Money Market Securities	$ 666,313	-	-	$ 666,313
Total	$ 9,731,912	$ -	$ -	$ 9,731,912

Ancora Special Opportunity Fund

Valuation Inputs of Assets	Level 1	Level 2	Level 3	Total
Common Stock	$ 5,190,302	$ -	$ -	$ 5,190,302
Investment Companies	$ 3,420,920	-	-	$ 3,420,920
Money Market Securities	$ 910,839	-	-	$ 910,839
Total	$ 9,522,061	$ -	$ -	$ 9,522,061

The Funds did not hold any Level 3 assets during the six months ended June 30, 2013. For more detail on the investments in securities please refer to the Schedule of Investments. The Funds did not hold any derivative investments at any time during the six months ended June 30, 2013. There were no transfers into or out of any levels during the six months ended June 30, 2013 in the Ancora Funds.

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers for the six months ended June 30, 2013:

Ancora MicroCap Fund

Mace Security International, Inc.	Investments
Balance Beginning at December 31, 2012	$ 53,250
Net Realized Gain/Loss on Sale of Investments	-
Net Change in Unrealized Appreciation on Investments Held at Six Months End	12,600
Net Purchases	-
Net Sales	-
Balance End at June 30, 2013	$ 65,850

NOTE 3. SECURITIES VALUATIONS - continued

Lakeland Industries, Inc.	Investments
Balance Beginning at December 31, 2012	$ 147,372
Net Realized Gain/Loss on Sale of Investments	-
Net Change in Unrealized Appreciation on Investments Held at Six Months End	4,685
Net Purchases	70,873
Net Sales	-
Balance End at June 30, 2013	$ 222,930

PVF Capital Corp.	Investments
Balance Beginning at December 31, 2012	$ 46,209
Net Realized Gain/Loss on Sale of Investments	40,225
Net Change in Unrealized Appreciation on Investments Held at Six Months End	(7,613)
Net Purchases	-
Net Sales	(78,821)
Balance End at June 30, 2013	$ -

Ancora Special Opportunity Fund

Mace Security International, Inc.	Investments
Balance Beginning at December 31, 2012	$ 912,350
Net Realized Gain/Loss on Sale of Investments	-
Net Change in Unrealized Appreciation on Investments Held at Six Months End	215,880
Net Purchases	-
Net Sales	-
Balance End at June 30, 2013	$ 1,128,230

Lakeland Industries, Inc.	Investments
Balance Beginning at December 31, 2012	$ 362,080
Net Realized Gain/Loss on Sale of Investments	(45,808)
Net Change in Unrealized Appreciation on Investments Held at Six Months End	51,894
Net Purchases	176,023
Net Sales	(72,189)
Balance End at June 30, 2013	$ 472,000

PVF Capital Corp.	Investments
Balance Beginning at December 31, 2012	$ 438,000
Net Realized Gain/Loss on Sale of Investments	398,401
Net Change in Unrealized Appreciation on Investments Held at Six Months End	(86,519)
Net Purchases	-
Net Sales	(749,882)
Balance End at June 30, 2013	$ -

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the six months ended June 30, 2013, the Advisor earned fees of $121,824 from the Income Fund, $49,559 from the Equity Fund, $114,458 from the Small-Mid Cap Fund, $44,770 from the MicroCap Fund, and $44,817 from the Special Opportunity Fund. At June 30, 2013, payables to the Advisor were $19,209, $8,396, $22,722, $6,564, and $7,906 for the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively. As of January 1, 2013, the Fund has voluntarily agreed to waive management fees of Income Fund Class I shares to 1.285% until at least April 30, 2014, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2013, the Advisor waived management fees of $8,361 for the Income Fund Class I shares. These waivers may be discontinued at any time. As of January 1, 2013 the Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39%

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES – continued

for Class I shares until at least April 30, 2014, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2013, the Advisor waived management fees of $17,973 for the Small-Mid Cap Fund Class I shares. These waivers may be discontinued at any time. As of January 1, 2013 the Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until at least April 30, 2014, but can be terminated by a vote of the Board of Trustees of the Trust if they deem the termination to be beneficial to the Fund shareholders. For the six months ended June 30, 2013, the Advisor waived management fees of $13,064 for the MicroCap Fund Class I shares. These waivers may be discontinued at any time. For the six months ended June 30, 2013, the Advisor has voluntarily agreed to waive its fee and/or reimburse the Equity Fund, MicroCap Fund, and Special Opportunity Fund in an amount, if any, by which each of the Fund's total annual operating expenses exceed 5% of the average net assets of such fund. The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Fund's expenses, together with the amount recovered, do not exceed the applicable expense limitation.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other services. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

For the period ended June 30, 2013 the fees earned and payable were as follows:

Fund	Annual Rate	Fees Earned	Amount payable at June 30, 2013
Income Fund			
Class C	0.50%	$ 35,413	
Class I	0.00%	$ -	
		$ 35,413	$ 5,551
Equity Fund			
Class C	0.75%	$ 27,007	
Class I	0.00%	$ -	
		$ 27,007	$ 5,239
Ancora/Thelen Small Mid Cap Fund			
Class C	0.75%	$ 2,220	
Class I	0.00%	$ -	
		$ 2,220	$ 739
MicroCap Fund			
Class C	0.75%	$ 2,588	
Class I	0.00%	$ -	
		$ 2,588	$ 2,430
Special Opportunity Fund			
Class C	0.75%	$ 21,983	
Class I	0.00%	$ -	
		$ 21,983	$ 4,797

As of January 1, 2013, the Fund has eliminated all distribution fees for Class D by converting Class D shares to Class I shares of the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund.

The Funds have entered into an Administration Agreement with Ancora Group, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, Ancora Group, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the six months ended June 30, 2013, Ancora Capital Inc. earned $12,183 from the Income Fund, $4,956 from the Equity Fund, $11,446 from the Small-Mid Cap Fund, $4,477 from the MicroCap Fund, and $4,482 from the Special Opportunity Fund. As of June 30, 2013, The Ancora Group Inc. was owed $2,009, $840, $2,456, $793, and $791 by the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund, respectively, for administrative services.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES – continued

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges the Funds a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions. For the six months ended June 30, 2013, Ancora Securities, Inc. received commissions on security transactions of $36,046 for the Income Fund, $3,198 for the Equity Fund, $34,170 for the Small-Mid Cap Fund, $7,165 for the MicroCap, and $16,198 for the Special Opportunity Fund.

The Trust retains Ancora Securities, Inc. (The "Distributor"), to act as the principal distributor of its shares. The Distributor is an affiliate of the Adviser and serves without compensation other than fees paid to Ancora Securities under the 12b-1 Plan.

NOTE 5. INVESTMENTS

For the six months ended June 30, 2013, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

	Income Fund	Equity Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Purchases					
U.S. Government Obligations	$ -	$ -	$ -	$ -	$ -
Other	$ 17,876,783	$ 1,770,219	$ 30,974,547	$ 1,537,132	$ 3,530,383
Sales					
U.S. Government Obligations	$ -	$ -	$ -	$ -	$ -
Other	$ 16,724,110	$ 2,478,229	$ 5,242,760	$ 684,759	$ 4,791,454

At June 30, 2013, the costs of securities for federal income tax purposes were $23,734,097, $7,309,442, $28,446,750, $7,915,855, and $8,005,512 for the Income Fund, Equity Fund, Small-Mid Cap Fund, MicroCap Fund, and Special Opportunity Fund respectively.

As of June 30, 2013, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Equity Fund	Small-Mid Cap Fund	MicroCap Fund	Special Opportunity Fund
Gross Appreciation	$ 717,038	$ 2,902,112	$ 3,073,063	$ 2,614,084	$ 2,168,840
Gross (Depreciation)	(562,387)	(173,507)	(574,924)	(798,027)	(652,291)
Net App. (Dep.) on Investments	$ 154,651	$ 2,728,605	$ 2,498,679	$ 1,816,057	$ 1,516,549

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the six months ended June 30, 2013 is as follows:

	Income Fund Class C	Income Fund Class I	Equity Fund Class C	Equity Fund Class I
Ordinary income	$ 475,267	$ 364,002	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	-	-	-	-
	$ 475,267	$ 364,002	$ -	$ -

	Small-Mid Cap Fund Class C	Small-Mid Cap Fund Class I	MicroCap Fund Class C	MicroCap Fund Class I
Ordinary income	$ -	$ -	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	-	-	-	-
	$ -	$ -	$ -	$ -

	Special Opportunity Fund Class C	Special Opportunity Fund Class I
Ordinary income	$ -	$ -
Short-term capital gain	-	-
Long-term capital gain	-	-
Return of capital	-	-
	$ -	$ -

The tax character of distributions paid during the year ended December 31, 2012 is as follows:

	Income Fund Class C	Income Fund Class I	Equity Fund Class C	Equity Fund Class I
Ordinary income	$ 927,935	$ 565,033	$ -	$ -
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	-	-	-	-
	$ 927,935	$ 565,033	$ -	$ -

	MicroCap Fund Class C	MicroCap Fund Class I	Special Opportunity Fund Class C	Special Opportunity Fund Class I
Ordinary income	$ -	$ -	$ 3,660	$ 2,062
Short-term capital gain	5,786	39,611	-	-
Long-term capital gain	52,121	356,778	-	-
Return of capital	-	-	-	-
	$ 57,907	$ 396,389	$ 3,660	$ 2,062

Under current law, capital losses and specified gains realized after October 31, and net investment losses realized after December 31 of a Fund's fiscal year may be deferred and treated as occurring on the first business day of the following fiscal year for tax purposes. As of December 31, 2012, the Equity Fund elected to defer $19,604 of Post-October Capital Losses.

As of December 31, 2012, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Accumulated undistributed ordinary income	$ -	$ -	$ -	$ -
Accumulated undistributed capital gain (capital loss carry forward)	(686,097)	(1,575,930)	122,377	(916,671)
Unrealized appreciation (depreciation)	900,188	1,780,071	629,055	673,976
	$ 214,091	$ 204,141	$ 751,432	$ (242,695)

NOTE 7. CAPITAL LOSS CARRY FORWARDS

At December 31, 2012, the Funds had available for federal purposes, the following unused capital loss carry forwards.

Expiration Date	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
2016	$ -	$ -	$ -	$ -
2017	$ 686,097	$ 1,575,930	$ -	$ 916,671
Total	$ 686,097	$ 1,575,930	$ -	$ 916,671

During the year ended December 31, 2012, the Income Fund utilized $1,380,789 of its capital loss carryforward, the Equity Fund utilized $201,438 of its capital loss carryforward, and the Special Opportunity fund utilized $91,378 of its capital loss carryforward.

NOTE 8. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of June 30, 2013, Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	94.16%
Equity Fund	96.87%
Small-Mid Cap Fund	77.84%
MicroCap Fund	95.93%
Special Opportunity Fund	97.34%

NOTE 8. SUBSEQUENT EVENTS – continued

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

FUND EXPENSES

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from January 1, 2013 to June 30, 2013.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value 01/01/13	Ending Account Value 06/30/13	Expenses Paid During the Period* 01/01/13 to 06/30/13
Actual			
Class C	$ 1,000.00	$ 996.13	$ 9.65
Class I	$ 1,000.00	$ 1,000.04	$ 6.37
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,015.12	$ 9.74
Class I	$ 1,000.00	$ 1,018.42	$ 6.43
*Expenses are equal to the Fund's annualized expense ratio of 1.95% and 1.85%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) - (continued)

Ancora Equity Fund	Beginning Account Value 01/01/13	Ending Account Value 06/30/13	Expenses Paid During the Period* 01/01//13 to 06/30/13
Actual			
Class C	$ 1,000.00	$ 1,128.54	$ 13.77
Class I	$ 1,000.00	$ 1,132.30	$ 9.89
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,011.85	$ 13.02
Class I	$ 1,000.00	$ 1,015.52	$ 9.35
* Expenses are equal to the Fund's annualized expense ratio of 2.61% and 1.87%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).			

Ancora/Thelen Small Mid Cap Equity Fund	Beginning Account Value 01/01/13	Ending Account Value 06/30/13	Expenses Paid During the Period* 01/01//13 to 06/30/13
Actual			
Class C	$ 1,000.00	$ 1,119.00	$ 11.77
Class I	$ 1,000.00	$ 1,124.00	$ 7.32
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,013.69	$ 11.18
Class I	$ 1,000.00	$ 1,017.90	$ 6.95
* Expenses are equal to the Fund's annualized expense ratio of 2.24% and 1.39%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).			

Ancora MicroCap Fund	Beginning Account Value 01/01/13	Ending Account Value 06/30/13	Expenses Paid During the Period* 01/01//13 to 06/30/13
Actual			
Class C	$ 1,000.00	$ 1,173.47	$ 14.33
Class I	$ 1,000.00	$ 1,180.09	$ 8.65
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,011.60	$ 13.27
Class I	$ 1,000.00	$ 1,016.86	$ 8.00
* Expenses are equal to the Fund's annualized expense ratio of 2.66% and 1.60%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).			

Ancora Special Opportunity Fund	Beginning Account Value 01/01/13	Ending Account Value 06/30/13	Expenses Paid During the Period* 01/01//13 to 06/30/13
Actual			
Class C	$ 1,000.00	$ 1,213.05	$ 14.76
Class I	$ 1,000.00	$ 1,218.75	$ 10.67
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,011.46	$ 13.42
Class I	$ 1,000.00	$ 1,015.17	$ 9.69
* Expenses are equal to the Fund's annualized expense ratio of 2.69% and 1.94%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).			

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office (2) and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Directors:					
Raj Aggarwal College of Business Administration University of Akron Akron, OH 44325 66	Trustee	Since November 15, 2003	Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to present and the former Dean of the College of Business Administration. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	5	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 78	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	5	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 66	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	5	None.
Interested Director:					
Richard A. Barone (1) 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122 71	Chairman, Trustee and Portfolio Manager	Since August 2, 2003	Portfolio Manager of the Ancora Funds since 2004; Chairman, Director and Portfolio Manager of Ancora Advisors LLC since 2003; Chairman and Director of Ancora Capital, Inc. since 2002; Chairman and Director of Ancora Securities, Inc. since 2000; Chairman and Director of the Ancora Group Inc. since 2010; member of the Executive Committee of the Ancora entities since 2006; Portfolio Manager of Fifth Third Investment Advisors from 2001 to 2003; Chief Executive Officer of Maxus Investment Group (financial services) until 2001; Portfolio Manager of Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund until 2001	5	The Stephen Company (TSC) Mace Security International (MACE)
Officers:					
Joseph M Spidalieri 2000 Auburn Dr. Cleveland, OH 44122 35	Chief Compliance Officer	Since March 1, 2011	Chief Compliance Officer of Ancora Advisors LLC; Director of Compliance of Ancora Securities, Inc. until 2013; Director of Compliance of Ancora Capital Inc until 2013; Director of Compliance of The Ancora Group Inc.	5	None.
Bradley A. Zucker 2000 Auburn Dr. Cleveland, OH 44122 40	Secretary	Since August 2, 2003	Chief Financial Officer of Ancora Advisors LLC; Chief Financial Officer and Director of Ancora Securities, Inc. until 2013; Chief Financial Officer and Director of Ancora Capital Inc. until 2013; Chief Financial Officer and Director of The Ancora Group Inc.; member of the Executive Committee for the Ancora entities	5	None.

(1) Richard A. Barone is considered an "interested person" as defined in Section 2(a) (19) of the 1940 Act by virtue of his affiliation with the Advisor.

(2) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

INVESTMENT ADVISOR
Ancora Advisors LLC
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

DISTRIBUTOR
Ancora Securities, Inc.
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen Fund Audit Services, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, OH 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, OH 45202

TRANSFER AGENT AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive Suite 400
Broadview Heights, OH 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Ancora Securities, Inc.
Member FINRA/SIPC